SUB-ITEM 77C
Matters Submitted to a Vote of Security Holders


At a special meeting of shareholders held on July 2, 2012 shareholders of the Advanced Series Trust approved the following proposal:

1. To approve an increase in the investment management fee rate paid to Prudential Investments LLC and AST Investment
Services, Inc. by the AST Horizon Growth Asset Allocation
Portfolio (now known as the AST J.P. Morgan Global Thematic
Portfolio) in connection with the implementation of a new investment strategy for the Portfolio.

                    	No. of Shares  	     % of
Outstanding Shares
Affirmative       	98,553,033.85		51.280%
Against            	82,326,577.255		42.837%
Abstain            	11,306,595.287		5.883%